FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

6 May 2014
HSBC TO SELL WOOLWORTHS WHITE LABEL
CREDIT CARD PORTFOLIO
*** Credit cards remain an integral part of HSBC's business ***

HSBC Bank Australia Limited ('HSBC'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has signed an agreement to sell its Woolworths white label credit card portfolio in Australia to Macquarie Bank Limited. As a result HSBC's credit card agreement with Woolworths will be terminated.

The value of the gross assets being sold was approximately A$362m (approximately US$336m) at 31 March 2014.

The transaction is expected to complete in the second quarter of 2014. HSBC will provide services to Macquarie Bank Limited related to the operation of the card portfolio in Australia which are expected to conclude in the first half of 2015.

Australia continues to be a priority growth market for HSBC where the Group remains focused on building a strong and sustainable business. HSBC credit cards remain an integral part of the Retail Banking and Wealth Management strategy in Australia.

Media enquiries to:
Daniel Fitzpatrick	+ 61 (0) 2 9084 2935	daniel.fitzpatrick@hsbc.com.au
Investor Relations enquiries to:
Hugh Pye	+ 852 2822 4908	hugh.pye@hsbc.com
Guy Lewis	+ 44 20 7992 1938	guylewis@hsbc.com

Notes to editors:

1. HSBC Australia
In Australia, the HSBC Group offers an extensive range of financial services through a network of 37 branches and offices. These services include retail and commercial banking, financial planning, trade finance, treasury and financial markets, payments and cash management and securities custody. Principal HSBC Group members operating in Australia include HSBC Bank Australia Limited (ABN 48 006 434 162 and AFSL 232595) and The Hongkong and Shanghai Banking Corporation Limited (ABN 65 117 925 970 and AFSL 301737).

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 06 May 2014